UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number: 333-272717

SRIVARU Holding Limited

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

+1 (888) 227-8066

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

In connection with the Extraordinary General Meeting of Shareholders (the “Meeting”) of SRIVARU Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the notice and proxy statement of the Meeting and the form of proxy card as Exhibits 99.1 and 99.2, respectively. The Company also hereby furnishes the form of VStock Notice and Intermediary Notice of the Meeting as Exhibits 99.3 and 99.4, respectively.

Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Meeting posted on the Company’s website on June 12, 2024
99.2	Form of Proxy Card for use in connection with the Meeting posted on the Company’s website on June 12, 2024, to be mailed to shareholders of the Company
99.3	Form of VStock Notice for use in connection with the Meeting posted on the Company’s website on June 12, 2024, to be mailed to shareholders of the Company
99.4	Form of Intermediary Notice for use in connection with the Meeting posted on the Company’s website on June 12, 2024, to be mailed to shareholders of the Company

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SRIVARU Holding Limited

Date: June 13, 2024	By:	/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer and Director

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